February 4, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	J. Nolan McWilliams
Keira Nakada
Jim Rosenberg

Re:	Alector, Inc. Registration Statement on Form S-1
(File No. 333-229152)

Acceleration Request

Requested Date:	Wednesday, February 6, 2019
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alector, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-229152) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223.

[Signature page follows]

Sincerely,

ALECTOR, INC.

/s/ Arnon Rosenthal

Arnon Rosenthal, Ph.D.

Chief Executive Officer

Enclosures

cc (w/o enclosures):	Sabah Oney, Ph.D., Alector, Inc.
Stephanie Yonker, Ph.D., Alector, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Stephen Salmon, Davis Polk & Wardwell LLP